
May 4, 2022

Jeffrey S. Muller
Chief Executive Officer
Radar USA Inc.
448 W Market Street, Suite 203
San Diego, CA 92101

> **Re: Radar USA Inc.**
> **Offering Statement filed on Form 1-A**
> **Filed April 28, 2022**
> **File No. 024-11870**

Dear Mr. Muller:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Heidi Mortensen